UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZORAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98975F101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Levy Gerzberg, Ph.D.
President and Chief Executive Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086
(408) 523-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Horace L. Nash, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$785,253	$24.11

*               Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 205,723 shares of the common stock of Zoran Corporation will be amended pursuant to this offer, which may not occur.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Amend Eligible Options, dated June 1, 2007, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           Name and Address. The name of the issuer is Zoran Corporation, a Delaware corporation (“Zoran”). The address of Zoran’s principal executive office is 1390 Kifer Road, Sunnyvale, California 94086 and the telephone number of that address is (408) 523-6500. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Zoran”) is incorporated herein by reference

(b)           Securities. This Tender Offer Statement on Schedule TO relates to an offer by Zoran to amend outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of Zoran common stock, par value $0.001 per share, purchasable thereunder and become eligible to receive a “Cash Bonus” (as defined in the Offering Memorandum) from Zoran, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(F) (the “Amendment Agreement” and, together with the Offering Memorandum, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m. Pacific Time on July 2, 2007, but may be extended (the “Expiration Date”). As of May 31, 2007, Eligible Options to purchase 204,556 shares of Zoran common stock were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.

(c)           Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address. Zoran is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)           Material Terms. The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b)           Purchases. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Zoran Corporation 2000 Nonstatutory Stock Option Plan and the Oak Technology, Inc. 2002 Stock Option Plan for the Teralogic Group, pursuant to which the Eligible Options have been granted, are attached hereto as Exhibits 99.(d)(1)(A) and 99.(d)(1)(B), respectively, and contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)           Plans. The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”) under the caption “Additional Considerations” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds. The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Conditions. The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)           Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b)           Securities Transactions. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)           Financial Information. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Zoran”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of Zoran’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 and in Item 1 of Zoran’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 1, 2007

ZORAN CORPORATION

By:	/s/ Levy Gerzberg
Levy Gerzberg
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options dated June 1, 2007.
99.(a)(1)(B)	Form of Election Form.
99.(a)(1)(C)	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(D)	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(E)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).
99.(a)(1)(F)	Form of Stock Option Amendment and Cash Bonus Agreement.
99.(a)(1)(G)	E-mail of Announcement of Tender Offer dated June 1, 2007.
99.(a)(1)(H)	PowerPoint Employee Presentation Materials.
99.(b)	Not applicable.
99.(d)(1)(A)	Zoran Corporation 2000 Nonstatutory Option Plan (incorporated by reference to Exhibit 10.39 filed with Zoran’s Annual Report on Form 10-K on March 31, 2003 (Commission File No. 000-27246)).
99.(d)(1)(B)

Oak Technology, Inc. 2002 Stock Option Plan for the Teralogic Group (incorporated by reference to Exhibit 99.1 filed with Oak Technology, Inc.’s Registration Statement on Form S-8 on November 25, 2002 (Commission File No. 333-101454)).

99.(g)	Not applicable.
99.(h)	Not applicable.